SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 8, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Resolutions of Nokia Corporation's Annual General Meeting and Board of Directors

Stock exchange release	1 (3)
8 April 2021

Nokia Corporation

Stock Exchange Release

8 April 2021 at 17.30 EET

Resolutions of Nokia Corporation's Annual General Meeting and Board of Directors

The Annual General Meeting (AGM) of Nokia Corporation took place at the Company’s headquarters in Espoo on 8 April 2021 under special arrangements due to the COVID-19 pandemic. Approximately 66 300 shareholders representing approximately 2 470 million shares and votes were represented at the meeting. The AGM supported all proposals submitted to it by the Board of Directors (the Board). The AGM adopted the Company’s financial statements, discharged the members of the Board and the persons who acted as President and Chief Executive Officer from liability for the financial year 2020 and supported the Company’s Remuneration Report in an advisory vote. In addition, the AGM adopted the following resolutions:

Dividend

The AGM resolved that no dividend is paid for the financial year 2020.

Composition of the Board of Directors, Board committees and Board remuneration

The AGM resolved to elect eight members to the Board. The following members of the Board were re-elected for the term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling and Kari Stadigh. The qualifications and career experience of the elected Board members are available at www.nokia.com/en_int/investors/corporate-governance/board-of-directors/meet-the-board.

In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board. The Board also elected the members of the four Board committees. Carla Smits-Nusteling was elected as Chair and Thomas Dannenfeldt, Jeanette Horan and Edward Kozel as members of the Audit Committee. Bruce Brown was elected as Chair and Sari Baldauf, Søren Skou and Kari Stadigh as members of the Personnel Committee. Kari Stadigh was elected as Chair and Sari Baldauf, Bruce Brown and Carla Smits-Nusteling as members of the Corporate Governance and Nomination Committee. Edward Kozel was elected as Chair and Bruce Brown, Thomas Dannenfeldt and Jeanette Horan as members of the Technology Committee.

The AGM resolved that the annual fees to be paid to the members of the Board for the term ending at the close of the next Annual General Meeting are as follows:

•	EUR 440 000 for the Chair of the Board;
•	EUR 185 000 for the Vice Chair of the Board;
•	EUR 160 000 for each member of the Board;
•	EUR 30 000 each for the Chairs of the Audit Committee and Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and
•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

www.nokia.com

Stock exchange release	2 (3)
8 April 2021

The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel for Board and Committee meetings to all the other Board members except the Chair of the Board. The meeting fee would be paid for a maximum of seven meetings per term. The AGM resolved that the members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

In addition, the AGM resolved, in line with the Company's Corporate Governance Guidelines, that approximately 40% of the annual fee will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The members of the Board shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board. The meeting fee and costs directly related to the Board and Committee work will be paid in cash.

Auditor

The AGM re-elected Deloitte Oy as the auditor for Nokia for the financial year 2022. In addition, the AGM resolved that the auditor elected for 2022 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

Authorizations to resolve on the repurchase of the Company's own shares and on the issuance of shares and special rights entitling to shares

The AGM authorized the Board to resolve to repurchase a maximum of 550 million Nokia shares. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The authorization is effective until 7 October 2022 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on 27 May 2020.

The AGM resolved to authorize the Board to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company's capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company's equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders' pre-emptive rights within the limits set by law. The authorization is effective until 7 October 2022 and it terminated the corresponding authorization granted by the Annual General Meeting on 27 May 2020.

Speeches and minutes of the Annual General Meeting

The speeches by the Chair of the Board, Sari Baldauf, and the President and CEO, Pekka Lundmark, will be available on the Company’s website www.nokia.com/agm later today. The minutes of the AGM will be available on the same website latest on 22 April 2021.

www.nokia.com

Stock exchange release	3 (3)
8 April 2021

Media Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Investor Inquiries:

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate